AM 3/14/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 07 2002 PROCESSING SECTION 354

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

02019918

SEC FILE NUMBER
8-52149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTORS' CHOICE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7695 KERNSVILLE ROAD
(No. and Street)

OREFIELD (City) PA (State) 18069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. MANNION 610-391-0589 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MASCHAL, HADDON, SHAFFER & ASSOCIATES, LLC
(Name — *if individual, state last, first, middle name*)

1104 S. CEDAR CREST BLVD. (Address) ALLENTOWN (City) PA (State) 18103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Mannion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors' Choice Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

William J Mannion
Signature

CFO
Title

Lori A. Purcell
Notary Public

Notarial Seal
Lori A. Purcell, Notary Public
Upper Macungie Twp., Lehigh County
My Commission Expires Oct. 4, 2004

Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS' CHOICE SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

INVESTORS' CHOICE SECURITIES, LLC

TABLE OF CONTENTS

Maschal, Hadden, Shaffer & Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS
www.mhscpas.com
1104 S. Cedar Crest Blvd., Allentown, PA 18103 (610) 820-4160 • FAX (610) 820-9543
800 N. Broad Street, Lansdale, PA 19446 (215) 855-4488 • FAX (215) 855-2205
333 S. Walnut Street, Bath, PA 18014 (610) 837-6677 • FAX (610) 837-1899

Report of Independent Auditors

To the Members
INVESTORS' CHOICE SECURITIES, LLC
Orefield, Pennsylvania

We have audited the accompanying balance sheets of Investors' Choice Securities, LLC, as of December 31, 2001 and 2000 and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors' Choice Securities, LLC, as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Maschal, Hadden, Shaffer + Associates

January 31, 2002
Allentown, Pennsylvania

INVESTORS' CHOICE SECURITIES, LLC
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

(See Accountants' Report)

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash	$ 8,463	$ 6,538
Commissions Receivable	133	518
Total Current Assets	8,596	7,056
FIXED ASSETS		
Property and Equipment, Net	800	1,120
OTHER ASSETS		
Organization Costs, Net	95	126
Investments	3,300	3,300
Total Other Assets	3,395	3,426
TOTAL ASSETS	$ 12,791	$ 11,602
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Commissions Payable	$ 90	$ 259
Registered Representative Deposits	60	65
Total Current Liabilities	150	324
MEMBERS' EQUITY	12,641	11,278
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 12,791	$ 11,602

The accompanying notes are an integral part of these financial statements.

INVESTORS' CHOICE SECURITIES, LLC
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

(See Accountants' Report)

	2001	2000
REVENUES		
Commissions	$ 13,759	$ 6,802
Total Revenues	13,759	6,802
SELLING, GENERAL & ADMINISTRATIVE EXPENSES		
Advertising	224	375
Amortization	30	26
Commissions	7,255	3,401
Depreciation	320	187
Dues and Subscriptions	100	-
Legal & Accounting	1,350	1,180
Membership Fees	720	1,280
Miscellaneous	84	-
Occupancy	2,400	1,000
Office Expense	22	132
Registration Fees	601	510
Software	36	-
Total Expenses	13,142	8,097
OTHER INCOME		
Interest & Dividends	-	43
Miscellaneous	246	606
Total Other Income	246	649
NET INCOME (LOSS)	$ 863	$ (646)

The accompanying notes are an integral part of these financial statements.

INVESTORS' CHOICE SECURITIES, LLC
STATEMENTS OF MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

(See Accountants' Report)

	2001	2000
BALANCE, Beginning	$ 11,278	$ 8,194
ADD: Capital Contributed	500	3,730
ADD: Net Income	863	-
LESS: Net Loss	-	(646)
BALANCE, Ending	$ 12,641	$ 11,278

The accompanying notes are an integral part of these financial statements.

INVESTORS' CHOICE SECURITIES, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

(See Accountants' Report)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 863	$ (646)
Depreciation	320	187
Amortization	30	26
Change in Assets and Liabilities		
Accounts Receivables	386	(518)
Accounts Payables	(169)	120
Other Current Liabilities	(5)	65
NET CASH USED IN OPERATING ACTIVITIES	1,425	(766)
CASH FLOWS FROM INVESTING ACTIVITIES		
Organizational Costs	-	-
Furniture and Equipment	-	(1,307)
Investments	-	(3,300)
NET CASH USED IN INVESTING ACTIVITIES	-	(4,607)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Contributions	500	3,730
NET CASH PROVIDED BY FINANCING ACTIVITIES	500	3,730
NET INCREASE (DECREASE) IN CASH	1,925	(1,643)
CASH AT BEGINNING OF YEAR	6,538	8,181
CASH AT END OF YEAR	$ 8,463	$ 6,538

The accompanying notes are an integral part of these financial statements.

INVESTORS' CHOICE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 and 2000

(See Accountants' Report)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. The Company

Investors' Choice Securities, LLC, located in Orefield, Pennsylvania is a Limited Liability Company that was established on April 22, 1999. The company is registered as a limited broker dealer and is a member in the National and State of Pennsylvania Associations of Securities Dealers. Income is derived from commissions earned on transactions involving securities in client portfolio accounts.

B. Basis of Accounting

Investors' Choice Securities, LLC, utilizes the accrual method of accounting for both financial reporting and tax purposes. The accrual method recognizes revenues when earned and expenses when incurred.

C. Property and Equipment

Fixed assets are stated at cost and are being depreciated over their useful lives (seven years) using the Modified Accelerated Cost Recovery System (MACRS). Depreciation under this method does not materially differ from conventional methods.

D. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

E. Accounting for Long-Lived Assets

The Company reviews long-lived assets, certain identifiable assets and any goodwill related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. At December 31, 2001, the Company believes that there has been no impairment of its long-lived assets.

F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

G. Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses for the periods ending December 31, 2001 and December 31, 2000 were $224 and $375, respectively.

NOTE 2 - FIXED ASSETS

The following is a summary of fixed assets at cost, less accumulated depreciation:

	2001	2000
Property and Equipment	$1,307	$ 1,307
Less: Accumulated Depreciation	507	187
	$ 800	$ 1,120

NOTE 3 - OTHER ASSETS:

Other assets represent items related to the following:

Organizational costs include $152 for filing and name change fees in the setup of the company. Organizational costs will be amortized on a straight line basis over 60 months, starting in February 2000, the month the company was approved to operate as a broker dealer. Amortization expense for the periods ending December 31, 2001 and December 31, 2000 were $30 and $26, respectively.

Investments represent 300 shares of the NASDAQ Stock Market, Inc. that were purchased in the first phase of the NASDAQ private placement in April 2000. The stock is classified as being held to maturity as there is no established market value for the stock.

NOTE 4 - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

NOTE 5 - LEASE OBLIGATIONS

The Company leases its office space and use of furnishings and equipment from a partnership in which one of the partners is also a member in the Company. The lease term is 12 months commencing in January each year, payable in monthly installments of $200 starting on August 1, 2000. The total lease payments for the periods ending December 31, 2001 and December 31, 2000 were $2,400 and $1,000 respectively.

(See Accountants' Report)

NOTE 6 - AUDITED NET CAPITAL COMPUTATION

On February 18, 2000, the Company was approved to operate as a limited broker dealer from the National Association of Securities Dealers. This association requires the maintenance of a minimum net capital. For the periods ending December 31, 2001 and December 31, 2000, the Company had sufficient net capital, as defined, in excess of the required net capital of $5,000.

The computation is as follows:

	2001	2000
Members' Equity, Beginning -1/1	$ 11,278	$ 11,924
Additional Contributions	500	-
	11,778	11,924
Net Income (Loss)	863	(646)
Adjusted Net Worth	12,641	11,278
Subordinated Loans	-	-
Total Available Capital	12,641	11,278
Non-Allowable Assets:		
Firm Investments, Restricted	(3,300)	(3,300)
Furniture & Equipment	(800)	(1,120)
Organization Costs	(95)	(125)
Tentative Net Capital	8,446	6,733
Haircuts	-	-
Net Capital, Ending - 12/31	$ 8,446	$ 6,733

Net Capital	$ 8,446	$ 6,733
Required Net Capital	(5,000)	(5,000)
Excess Net Capital	$ 3,446	$ 1,733

No material difference exists between the audited Computation of Net Capital and the unaudited Focus Report Part II A as submitted by the Company.

Pursuant to SEC Rule 15c3-3(K) (I) the Company is exempt from the reserve requirement.